Exhibit 4.3

WAIVER UNDER 2012 INDENTURE

WAIVER (this “Waiver”) dated as of December 8, 2009 under the Indenture dated as of June 10, 2005 (the “Indenture”) by and among TEKNI-PLEX, INC., a Delaware corporation (the “Company”), the GUARANTORS party thereto (the “Guarantors”) and HSBC BANK USA, NATIONAL ASSOCIATION, a national banking association organized under the laws of the United States of America, as trustee (the “Trustee”) governing the Company’s 10 7/8% Senior Secured Notes due 2012 (the “Notes”).

WITNESSETH:

WHEREAS, pursuant to that certain First Priority Mortgage, Assignment of Leases and Rents, Security Agreements and Fixture Filing (the “First Mortgage”) dated as of June 10, 2005 between Burlington Resins, Inc., a Delaware corporation, having an address at 260 North Denton Tap Road, Suite 150, Coppell, Texas 75019 (the “Mortgagor”) and the Trustee, the Mortgagor has granted a first priority security interest in and to all of the property and rights (collectively, the “Mortgaged Property”) relating to the specialty resins facility located in Burlington, New Jersey as more fully described in the granting clauses set forth in the First Mortgage;

WHEREAS, the Mortgagor has closed the Burlington resins facility and desires to take certain additional actions at the Mortgaged Property to, among other things, reduce carrying costs, make the Mortgaged Property more saleable and to make investigation and any remediation of the Mortgaged Property less costly and more time effective, including, without limitation, the dismantling and sale of equipment and building systems, the closure and demolition of the waste water treatment center, the demolition of all or part of all the buildings, structures and improvements on the Mortgaged Property and such other activities relating to the foregoing as the Mortgagor deems necessary, appropriate or desirable (collectively, the “Closure Activities”);

WHEREAS, Section 2.10 of the First Mortgage does not permit the Improvements (as defined in the First Mortgage) to be demolished or substantially altered;

WHEREAS, the Company has requested that the Holders waive Section 2.10 of the First Mortgage to permit the Closure Activities, and to waive any other provision of the First Mortgage that would restrict the Closure Activities;

WHEREAS, Section 9.02 of the Indenture provides that, subject to certain inapplicable exceptions, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Company with any provision of the Indenture, the Notes, the Security Documents (including the First Mortgage) or the Subsidiary Guarantees;

WHEREAS, the Holders that have approved this Waiver (as evidenced by their execution of a Consent Form) constitute Holders of at least a majority in aggregate principal amount of the Notes now outstanding and are willing to grant such waiver;

WHEREAS, consistent with DTC practice, DTC has authorized direct participants in DTC set forth in the position listing of DTC as of the date hereof to approve this Waiver as if they were Holders of the Notes held of record in the name of DTC or the name of its nominee;

WHEREAS, the Trustee has been directed by the Holders of the requisite principal amount of Notes to sign this Waiver in its capacity as Trustee; and

WHEREAS, the Company has agreed to indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Waiver, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Definitions. Unless otherwise defined herein, each term used herein which is defined in the Indenture has the meaning assigned to such term in the Indenture.

Section 2. Waiver. The Holders that have approved this Waiver (as evidenced by their execution of a Consent Form), as Holders of a majority in aggregate principal amount of the Notes outstanding voting as a single class, agree to waive Section 2.10 of the First Mortgage but only to the limited extent necessary to permit the Closure Activities, and to waive any other provision of the First Mortgage that would restrict the Closure Activities but only to the limited extent necessary to permit the Closure Activities.

Section 3. Indenture Remains in Full Force and Effect. Except to the extent waived hereby, all provisions in the Indenture and the First Mortgage shall remain in full force and effect.

Section 4. Separability. If any one or more of the provisions contained in this Waiver shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 5. GoverningLaw. THIS WAIVER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY OTHER CONFLICTS OF LAW PROVISIONS.

Section 6. Counterparts. This Waiver may be executed in any number of counterparts by the parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

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SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed, all as of the date first written.

TEKNI-PLEX, INC., as Issuer
By:	/s/ Paul J. Young
Name: Paul J. Young Title: Chief Executive Officer

PURETEC CORPORATION
PLASTIC SPECIALTIES AND TECHNOLOGIES,  INC.
PLASTIC SPECIALTIES AND TECHNOLOGIES                INVESTMENTS, INC.
BURLINGTON RESINS, INC.
DISTRIBUTORS RECYCLING, INC.
NATVAR HOLDINGS, INC.
TRI-SEAL HOLDINGS, INC.
TP-ELM ACQUISITION SUBSIDIARY, INC.
TPI ACQUISITION SUBSIDIARY, INC.,
collectively, as Guarantors

By:	/s/ Paul J. Young
Name: Paul J. Young Title: Chief Executive Officer

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee
By:	/s/ Ignazio Tamburello
Name: Ignazio Tamburello Title: Vice President